Exhibit (a)(21)

FOR IMMEDIATE RELEASE

LIONSGATE URGES SHAREHOLDERS TO REJECT THE ICAHN GROUP’S OFFER AND
NOT TENDER THEIR SHARES

Recommends That Shareholders
Vote For the Shareholder Rights Plan

SANTA MONICA, Calif., and VANCOUVER, British Columbia, April 21, 2010 — Lionsgate (NYSE: LGF) today announced that its Board of Directors, in consultation with its financial and legal advisors, has determined, by unanimous vote of the directors present and upon the unanimous recommendation of the Special Committee of the Board, that the unsolicited amended tender offer from Carl Icahn and certain of his affiliated entities (the “Icahn Group”) to purchase up to all of the common shares of Lionsgate for U.S.$7.00 per share is financially inadequate, opportunistic and coercive and is not in the best interests of Lionsgate, its shareholders and other stakeholders.

Accordingly, the Board recommends that Lionsgate’s shareholders reject the Icahn Group’s offer and not tender their shares. All of Lionsgate’s directors and executive officers have informed Lionsgate that they do not currently intend to tender their shares into the offer.

The basis for the Board’s recommendation, which followed a thorough review of the terms and conditions of the offer by the Special Committee and the Board, is set forth in Lionsgate’s amended Schedule 14D-9 filed today with the Securities and Exchange Commission (the “SEC”) and notice of change to directors’ circular filed with Canadian securities regulators.

“We believe that the Icahn Group’s offer remains financially inadequate and does not reflect the full value of Lionsgate shares,” said Lionsgate Co-Chairman and Chief Executive Officer Jon Feltheimer. “We believe that the offer pales in comparison to the value inherent in the world class platform we have established over the past ten years.”

In addition to rejecting the Icahn Group’s revised offer, the Board recommends that shareholders vote to approve the Shareholder Rights Plan at the Special Meeting of Shareholders to be held on May 4, 2010.

Shareholders who do not attend the Special Meeting of Shareholders can vote by submitting the WHITE proxy card they receive in the mail. To ensure that all shares are accounted for, shareholders should vote all of the WHITE cards that they receive.

Lionsgate also mailed the following letter to its shareholders concurrent with the filing of the Schedule 14D-9:

Dear Fellow Lionsgate Shareholder:

On April 15, 2010, the Icahn Group revised its unsolicited offer to acquire up to all of the common shares of Lionsgate from U.S.$6.00 per share to U.S.$7.00 per share. Your Board, in consultation with its outside financial advisors and legal advisors, reviewed the amended offer carefully and determined that it is financially inadequate. The Board believes that the offer is opportunistic and coercive and is NOT in the best interests of Lionsgate, its shareholders and other stakeholders. All of Lionsgate’s directors and executive officers have informed Lionsgate that they do not currently intend to tender their shares into the offer.

In recommending that Lionsgate shareholders reject the Icahn Group’s inadequate offer and not tender their shares, the Board considered, among other things, that:

THE OFFER IS FINANCIALLY INADEQUATE AND FAILS TO REFLECT THE FULL VALUE OF YOUR INVESTMENT

THE OFFER IS OPPORTUNISTIC AND COERCIVE

1. The Offer Does Not Reflect the Full Value of the Shares

•	The U.S.$7.00 per share offer by the Icahn Group fails to reflect the significant value that Lionsgate, under the direction of the Board, has built over the past 10 years.

•	The Board believes that significant additional value would result from the continued implementation of Lionsgate’s business plan.

•	Lionsgate is well-positioned to take advantage of recent media industry dynamics through the Company’s world-class media platform. This platform leverages creation, production and distribution across diverse channels, which affords Lionsgate sustainable competitive advantages and positions the Company to capitalize on emerging opportunities.

•	The S&P 500 Media Index has increased more than the Icahn Group’s offer over the same time period. If Lionsgate’s shares had performed in line with the 20.3% increase of the S&P 500 Media Index, the offer price at U.S.$7.00 implies a premium of only 11% over the adjusted price of $6.29.[1]

PLEASE BE SURE TO VOTE ALL YOUR SHARES AT THIS IMPORTANT SPECIAL MEETING. ALL PROXIES SHOULD BE RECEIVED BY THE COMPANY OR THE ELECTION SCRUTINEERS BY 10:00 AM TORONTO TIME, ON FRIDAY, APRIL 30, 2010, THE SCHEDULED CUT OFF FOR RECEIPT OF PROXIES FOR THE SPECIAL MEETING. ELECTRONIC VOTING BY INTERNET OR TELEPHONE WILL BE AVAILABLE UNTIL 11:59 PM ON THURSDAY APRIL 29, 2010. CALL MACKENZIE PARTNERS, INC. FOR ASSISTANCE AT (800)-322-2885 TOLL-FREE.

1  Based on S&P 500 Media Index. From February 12, 2010-April 20, 2010. Source: Bloomberg.

2.  The Offer is Financially Inadequate

In connection with its review of the Icahn Group’s amended offer made on April 15, 2010, the Special Committee of the Board received a written opinion dated April 20, 2010 from Perella Weinberg, the financial advisor to the Special Committee, to the effect that as of such date and based upon and subject to the matters stated in its opinion, the consideration to be paid in the amended offer is inadequate, from a financial point of view, to the shareholders (other than the Icahn Group and its affiliates).

3.  The Icahn Group is Deliberately Seeking to Violate Lionsgate’s Credit Agreements
for its Own Benefit at the Expense of All Other Shareholders

This Could Have a Material Adverse Effect on Lionsgate’s Business

•	If the Icahn Group crosses the 20% threshold, the Company could lose its primary source of liquidity to fund operations. Even acquiring as little as 1.26% of Lionsgate shares will put the Icahn Group’s ownership over the 20% threshold under our credit facility agreements. Lionsgate cannot assure shareholders that it will be able to obtain replacement financing on appropriate terms.

4.  Icahn’s Bridge Facility Claim is Another Opportunistic Attempt
to Gain Control of Lionsgate

•	Should the Icahn Group’s actions cause an event of default, the Icahn Group claims it is willing to provide a bridge facility to Lionsgate.

•	Lionsgate cannot make any assurances on the cost, timing and restrictions that could be put on its business, or the likelihood that a satisfactory agreement could even be reached with respect to a potential bridge facility from Mr. Icahn or anyone else.

•	Depending on Mr. Icahn for a bridge facility could make him concurrently Lionsgate’s largest shareholder as well as a large creditor and could give him enormous influence over Lionsgate.

5.  The Icahn Group’s Relative Lack of Industry Expertise and Failure
to Articulate a Sound Plan or Vision for Lionsgate
Puts the Value of Your Investment at Risk

•	The Icahn Group has limited expertise in operating a business in Lionsgate’s industry.

•	Mr. Icahn’s “vision” for Lionsgate underscores his lack of experience with respect to Lionsgate’s business and the value of Lionsgate shares. In a March 24, 2010 interview on CNBC, Mr. Icahn stated that Lionsgate “should not be producing movies” and that he believed the Company does not “make a lot of money on these TV productions...TV does not make a company a lot of money.” He also implied that Lionsgate should limit itself to distribution only.

•	Under Mr. Icahn’s proposed direction, Lionsgate would give up its movie business, which has been profitable on 70% of its film releases over the past ten years and its highly profitable TV business, which generates $350 million in revenue and is growing in profitability — both of which replenish Lionsgate’s library. In addition, lack of proprietary content would leave Lionsgate overly vulnerable to the scarcity of product in the acquisition market.

•	Mr. Icahn’s involvement in Blockbuster raises serious questions about his knowledge and understanding of the media business. During Mr. Icahn’s tenure on the Blockbuster board:

•	Blockbuster reported greater than $1.4 billion in losses;[2] and

•	Blockbuster’s share price declined by 96%, plummeting from $10.05 per share to $0.40 per share.[3]

2  Based on Net income (loss) for second half 2005, 2006, 2007, 2008 and 2009 per Blockbuster filings.
3  Based on Class A common stock. Icahn was elected to the board on May 11, 2005 and resigned on January 28, 2010.

In addition, your Board is concerned at the prospect that the Icahn Group may “replace top management.” Lionsgate is uniquely positioned within the industry, and we look forward to capitalizing on the world class platform the Company has established — don’t surrender the value inherent in your Lionsgate investment to the Icahn Group.

6.  The Timing of the Offer is Opportunistic

•	The Icahn Group has timed its offer to exploit the challenging macro-economic operating environment currently impacting the media industry. Film and television library values are also currently being pressured in the short term by the numerous studio assets presently on the market. Finally, the offer does not reflect the significant value that recent Lionsgate investments, such as TV Guide Network and EPIX, are poised to create for Lionsgate’s shareholders.

•	By setting the expiration date of the offer two business days before the scheduled date for the Special Meeting of Shareholders, the Icahn Group is also attempting to preempt the right of shareholders to choose to confirm the Shareholder Rights Plan in order to protect themselves against the Icahn Group’s inadequate, opportunistic and coercive tender offer.

7.  The Offer is Coercive and Highly Conditional

•	The Icahn Group has maintained a critically coercive feature of the offer that expressly reserves the right to waive its minimum tender condition. By reserving the right to waive the offer’s minimum tender condition, the Icahn Group is able to buy a small number of shares that could give it effective control.

•	The Icahn Group refuses to make its minimum tender condition irrevocable.

•	Lionsgate believes that this structure is unfair to its shareholders and could deprive them of making a meaningful, value-driven decision.

ICAHN CONTINUES TO FLIP FLOP ON LIONSGATE

Over the past few months, Mr. Icahn has contradicted himself regarding his intentions for Lionsgate.

•	In February, Mr. Icahn stated: “We are not looking to take control of Lionsgate. To begin with, that is not in the picture for a number of reasons. One, Americans and old Canadian companies are frowned upon as far as taking control and we respect Canada and we are not in any way saying we want to control it, so I want to make that clear. We just want to have a say at the table...”[4]
•	Mr. Icahn now says: “We intend to replace Lions Gate’s board of directors with our nominees. I am hopeful that the new board will act expeditiously to replace top management...”[5]

Mr. Icahn changed his position with regard to Lionsgate’s operations.

•	In February, Mr. Icahn also said that management “should stick to what they know best which is buying these small companies — and distributing them and also producing TV.”[6]
•	Mr. Icahn now says that “You don’t make a lot of money on these TV productions...TV does not make a company a lot of money” and he has implied that the Company should limit itself to distribution only.[7]

Mr. Icahn’s flip flops and contradictory statements further demonstrate that Mr. Icahn lacks an understanding of and a coherent plan for the Company.

4  CNBC, “National Programming,” February 18, 2010.
5  Carl C. Icahn (April 15, 2010). “Icahn Announces Increase in Tender Offer Price for Common Shares of Lions Gate Entertainment Corp.” Press release.
6  CNBC, “National Programming,” February 18, 2010.
7  CNBC, “Fast Money,” March 24, 2010.

LIONSGATE HAS A COMPELLING GROWTH STRATEGY TO BUILD VALUE

Over the past ten years, the Board and management team have developed and executed a disciplined three-phase plan to create and build a diversified media business:

•	Phase I: Building a leading independent motion picture business and library foundation

•	Phase II: Growing a diversified TV business

•	Phase III: Expanding into domestic and international cable assets and new media platforms including TV Guide Network, EPIX, FEARnet, Break Media, and Tiger Gate

As part of this plan, the Company announced on April 19, 2010 that EPIX had signed its sixth distribution deal, a nationwide distribution agreement with DISH Network. This agreement will result in EPIX becoming available in 30 million homes beginning next month. Lionsgate also announced that on April 5, 2010 it formed an equal partnership with Saban Capital Group to operate and manage Tiger Gate, the platform for branded action and thriller/horror channels, Kix and Thrill, which are launching across Asia.

Lionsgate’s business plan has been validated by the support of partners including JPMorgan’s One Equity Partners in TV Guide Network, Comcast and Sony in FEARnet, Viacom and MGM in EPIX, Saban Capital Group in Tiger Gate and StudioCanal in Lionsgate’s international businesses.

As part of its disciplined growth plan and in an effort to generate the most value for shareholders, the Company manages overhead carefully. Overhead in its core businesses was reduced in fiscal 2010, and the Company’s 8.5% overhead to corporate revenue percentage is one of the lowest in the industry. For fiscal 2011, the budgeted percentage is 7.8%.

LIONSGATE HAS THE RIGHT LEADERSHIP IN PLACE
TO BUILD VALUE FOR SHAREHOLDERS

Since the beginning of 2000, when the current management team joined the Company:

•	Lionsgate stock has appreciated by 186%.[8]

•	The TV business has grown from annual revenues of $8 million to a projected $350 million.

•	Lionsgate has achieved profitability on approximately 70% of its film releases.

•	The 12,000-title library will achieve fourth straight record revenue year, projected to top $300 million for the year just ended (approximately $100-$110 million free cash flow).

•	Revenues have grown from $184 million in fiscal year 2000 to over a projected $1.5 billion in fiscal year 2010.

LIONSGATE IS WELL POSITIONED TO OUTPERFORM

Lionsgate is well positioned to continue to outperform and deliver value to its shareholders by taking advantage of its world-class media platform which leverages creation, production and distribution across diverse channels:

•	Lionsgate boasts one of its strongest upcoming slates with The Expendables, starring Sylvester Stallone, Killers, starring Katherine Heigl and Ashton Kutcher, Buried, and The Next Three Days, starring Russell Crowe. This slate follows the success of Why Did I Get Married Too? and Kick Ass, which opened number one at the box office last weekend.

•	Successful TV shows Mad Men, Weeds, Nurse Jackie and Blue Mountain State have all been picked up for subsequent seasons on leading networks.

•	Lionsgate expects to generate an average of $100 million to $125 million of annual free cash flow in fiscal years 2013 through 2015, even before factoring in significant value and earnings potential from TV Guide Network, TVGuide.com, EPIX, FEARnet, Break Media and Tiger Gate.[9]

8  From January 1, 2000-April 20, 2010. Source: Bloomberg.
9  See GAAP reconciliation chart on page 10.

PROTECT THE VALUE OF YOUR INVESTMENT IN LIONSGATE

VOTE FOR THE SHAREHOLDER RIGHTS PLAN
ON THE WHITE PROXY CARD

Lionsgate’s May 4, 2010 Special Meeting of Shareholders is less than two weeks away and your support to confirm the Shareholder Rights Plan is critical to protecting the value of your investment in the Company.

Lionsgate’s Shareholder Rights Plan was implemented to ensure that:

•	All of Lionsgate’s shareholders are treated equally and fairly in connection with any proposals to acquire effective control of Lionsgate;

•	The rights of every shareholder are maintained; and

•	Significant decision-making authority is afforded to shareholders.

The Shareholder Rights Plan your Board is recommending does not prevent change of control transactions. By design, the Shareholder Rights Plan does not prevent or restrict a proxy challenge, but deters inadequate, opportunistic and coercive offers, such as the offer by the Icahn Group.

Glass Lewis, a Leading Proxy Advisory Firm, Believes Lionsgate’s Shareholder
Rights Plan Is in Best Interest of Shareholders

In its report released on April 8, 2010, leading proxy advisory firm Glass Lewis & Co., said of Lionsgate’s Shareholder Rights Plan, “The permitted bid provisions adequately ensure that shareholders are able to consider a reasonable offer for the Company. Further, we note that the Rights Plan will expire in three years. In light of these shareholder-friendly provisions, we believe that the Rights Plan may serve to protect shareholders in the event that a takeover bid does not reflect the full value of the Company’s shares or is coercive. Consequently, we believe that shareholder ratification of the Company’s Rights Plan is in shareholders’ best interests.”10

The Board believes that the Shareholder Rights Plan is in the best interests of the Company, its shareholders and other stakeholders and recommends that you vote FOR the Shareholder Rights Plan on the WHITE Proxy Card. The Board also urges shareholders to discard any gold proxy card that they receive from the Icahn Group.

10  Permission to use this quote was neither sought nor received.

PROTECT THE VALUE OF YOUR INVESTMENT IN LIONSGATE

REJECT THE ICAHN GROUP’S INADEQUATE OFFER AND
VOTE FOR THE SHAREHOLDER RIGHTS PLAN ON THE WHITE PROXY CARD

Lionsgate is a strong and diversified Company with a proven strategy to generate value for our shareholders. We are confident we can better serve our shareholders by continuing to execute our strategic plan.

Your Board strongly recommends that you reject the Icahn Group’s financially inadequate offer by not tendering your shares.

Your vote is extremely important. The Board recommends that you vote FOR Lionsgate’s Shareholder Rights Plan on the WHITE proxy card. We urge you to discard any gold proxy card you receive from the Icahn Group.

Since time is short, vote the WHITE proxy card by phone or internet.

We have appreciated and look forward to your continued support.

Sincerely,

/s/ Jon Feltheimer	/s/ Michael Burns

Jon Feltheimer Co-Chairman and Chief Executive Officer	Michael Burns Vice Chairman

If you have any questions, require assistance in voting your shares, or need additional copies of Lionsgate’s proxy materials, please call MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
lionsgate@mackenziepartners.com
(212) 929-5500 (call collect)
Or
TOLL-FREE (800) 322-2885

Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor. Morgan Stanley & Co. Incorporated is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor.

About Lionsgate

Lionsgate (NYSE: LGF — News) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of prime time cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel assets. Lionsgate currently has nearly 20 shows on 10 different networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad Men,” “Weeds” and “Nurse Jackie” along with new series such as “Blue Mountain State” and the syndication successes “Tyler Perry’s House of Payne,” its spinoff “Meet The Browns” and “The Wendy Williams Show.”

Its feature film business has generated such recent hits as TYLER PERRY’S WHY DID I GET MARRIED TOO? and the critically-acclaimed PRECIOUS, which has garnered nearly $50 million at the North American box office and won two Academy Awards®. The Company’s home entertainment business has grown to more than 7% market share and is an industry leader in box office-to-DVD revenue conversion rate. Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate has filed and amended a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) and a notice of change to directors’ circular with Canadian securities regulators. Any Solicitation/Recommendation Statement and directors’ circular or amendment thereto filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. In addition, Lionsgate has filed a proxy statement with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and mailed such proxy statement to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, the directors’ circular, any amendments or supplements thereto, the proxy statement, and other documents filed by Lionsgate with the SEC and Canadian securities regulators related to the Icahn Group’s unsolicited tender offer for no charge in the “Investors” section of Lionsgate’s website at www.lionsgate.com or at the SEC’s website at www.sec.gov or at www.sedar.com. Copies will also be available at no charge by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Certain Information Regarding Participants

Lionsgate and certain of its directors and executive officers may be deemed to be participants under the rules of the SEC. Shareholders may obtain information regarding the names, affiliations and interests of Lionsgate’s directors and executive officers in Lionsgate’s Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and its proxy statement for the 2009 Annual Meeting filed with the SEC on August 17, 2009. To the extent that holders of Lionsgate securities have changed since the amounts printed in the proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement filed with the SEC and Canadian securities regulators in connection with the special meeting of shareholders and may also be included in other relevant materials to be filed with the SEC if and when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the offer, the possible effect of the offer on Lionsgate’s business (including, without limitation, on Lionsgate’s credit facilities and notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2009 Annual Report on Form 10-K filed with the SEC on June 1, 2009, as updated in Exhibit 99.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on October 13, 2009, and Lionsgate’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed with the SEC on February 9, 2010. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “forecasts” and similar expressions are used to identify these forward-looking statements.

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Contacts:

Peter D. Wilkes
310-255-3726
pwilkes@lionsgate.com

Andrea Priest/Annabelle Rinehart
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449